Exhibit 99.1

China New Borun Announces Third Quarter 2012 Financial Results

Beijing, China, November 15, 2012 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced unaudited financial results for the third quarter of 2012.

Third Quarter 2012 Quick View

•	Total revenue decreased 10.8% to RMB559.2 million ($88.2 million1) from RMB627.0 million in the third quarter of 2011.

•	Gross profit decreased 40.1% to RMB67.0 million ($10.6 million) from RMB111.8 million in the third quarter of 2011.

•	Net income decreased 48.5% to RMB34.8 million ($5.5 million) from RMB67.5 million in the third quarter of 2011.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB1.35 ($0.21) for the quarter ended September 30, 2012. Each ADS represents one of the Company's ordinary shares.

•	Net operating cash inflows increased 43.1% to RMB151.3 million ($23.9 million) from RMB105.7 million in the third quarter of 2011.

Commenting on the results for the quarter, Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, stated, “In addition to our annual scheduled maintenance that requires a production halt for ten days, this quarter we also ramped up production at a slower pace due to lower demand of edible alcohol from the chemical industry. During the quarter, the average selling price (the “ASP”) for edible alcohol softened, while corn cost continued on an upward trend, and as a result, our gross margin decreased. Despite the macro challenges, our steadfast focus on improving operating efficiency and controlling operating costs helped us to resiliently earn positive net income and cash flows from operations of over RMB151 million, which further improved our financial position.”

Mr. Wang added, “Although the third quarter was challenging overall for the entire edible alcohol industry, looking forward, we are encouraged that in October, the spot corn price is on a downward trend which we could benefit from to lower our production cost. We continue to focus on improving our operating efficiency, as we are using our operating cash flows to increase our corn inventory in order to reduce corn storage costs to local granaries. We believe we are well positioned to not only being weathered through the tough macro environment but also gain greater market leadership and profitability when market conditions eventually improve.”

1This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended September 30, 2012 were made at a rate of RMB6.341 to USD1.00, the rate published by the People’s Bank of China on September 30, 2012. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

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Third Quarter 2012 Financial Performance

For the third quarter of 2012, revenue decreased by 10.8% year-over-year to RMB559.2 million ($88.2 million) from RMB627.0 million in the same period of 2011. Key factors affecting the Company’s results of operations are as follows:

•	Revenue from edible alcohol, decreased by 14.6% to RMB381.8 million ($60.2 million) in the third quarter of 2012, compared to RMB447.2 million in the third quarter of 2011. Primarily due to lower production as a result of weaker demand in Grade-C edible alcohol from chemical clients, the sales volume of edible alcohol decreased by 14.5% year-over-year to 68,758 tons. In the third quarter of 2012, selling price of edible alcohol decreased slightly by 0.1% year-over-year to RMB5,553 per ton.

•	Revenue from DDGS Feed increased by 9.6% to RMB123.2 million ($19.4 million) in the third quarter of 2012, compared to RMB112.4 million in the third quarter of 2011. In the third quarter of 2012, sales volume of DDGS Feed decreased by 7.1% year-over-year to 60,035 tons, and selling price increased by 18.0% year-over-year to RMB2,051 per ton.

•	Revenue from liquid carbon dioxide decreased by 10.4% to RMB12.5 million ($2.0 million) in the third quarter of 2012 compared to RMB14.0 million in the third quarter of 2011, primarily due to a decrease in selling price per ton. In the third quarter of 2012, sales volume of liquid carbon dioxide increased by 11.6% to 26,730 tons, and selling price decreased by 19.7% year-over-year to RMB469 per ton.

•	Revenue from crude corn oil increased by 11.3% to RMB41.7 million ($6.6 million) in the third quarter of 2012 compared to RMB37.4 million in the third quarter of 2011. The increase was driven by higher sales volume during the quarter and partially offset by a decrease in selling price. In the third quarter of 2012, sales volume of crude corn oil increased by 17.2% year-over-year to 5,367 tons and selling price decreased by 5.0% year-over-year to RMB7,761 per ton.

During the third quarter of 2012, gross profit decreased by 40.1% to RMB67.0 million ($10.6 million) from RMB111.8 million in the same period of 2011. Gross margin for the third quarter of 2012 decreased to 12.0% from 17.8% in the same period of 2011, primarily due to corn cost increasing at a faster rate than ASP during the third quarter of 2012.

Operating income, despite stable operating expenses, decreased by 44.9% to RMB54.4 million ($8.6 million) in the third quarter of 2012, from RMB98.8 million in the same period of 2011, primarily due to lower revenue and lower gross profit.

Selling expenses decreased by 15.8% to RMB 0.9 million ($0.2 million) in the third quarter of 2012, from RMB 1.1 million in the same period of 2011, in line with the decrease in revenue during this quarter.

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General and administrative expenses were RMB11.7 million ($1.8 million) in the third quarter of 2012, which were stable compared to RMB11.9 million in the same period of 2011.

Income tax expenses in the third quarter of 2012 were RMB11.6 million ($1.8 million), representing an effective tax rate of 25.0%.

Net income decreased by 48.5% to RMB34.8 million ($5.5 million) in the third quarter of 2012, compared to RMB67.5 million in the same quarter of 2011. In the third quarter of 2012, basic and diluted earnings per share and per ADS were RMB1.35 ($0.21), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of September 30, 2012, the Company had cash and bank deposits of RMB276.4 million ($43.6 million), representing an increase of RMB52.5 million, compared with RMB223.9 million as of December 31, 2011. Cash flows generated in operating activities for the quarter ended September 30, 2012 were approximately RMB151.3 million ($23.9 million), reflecting the Company’s efficient working capital management.

Financial Outlook

Reflecting the lower demand from chemical industry, the Company estimates that its revenue for the fourth quarter of 2012 will be in the range of RMB430.0 million ($67.8 million) to RMB470.0 million ($74.1 million), a decrease of approximately 43.6% to 38.3% over the same quarter of 2011.

This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Borun’s management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T (9:00 p.m. Beijing time) on Friday, November 16, 2012 to discuss the results and highlights from the third quarter of 2012 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-718-354-1231
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	59182438

A replay of the webcast will be accessible through November 23, 2012 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Passcode	59182438

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About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol in China. Borun’s edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission (“SEC”), which are available on the SEC’s website at www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone:	+86-10-8556-9033 (China)
+1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com

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CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2011	September 30, 2012
	RMB	RMB	US$
Assets
Cash	223,875,750	276,385,155	43,586,998
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	300,023,348	228,452,671	36,027,862
Inventories	86,205,820	315,071,628	49,688,003
Advance to suppliers	143,742,755	13,950,634	2,200,068
Other receivables	12,682,305	46,241,505	7,292,463
Prepaid expenses	3,957,293	4,335,283	683,691
Total current assets	770,487,271	884,436,876	139,479,085
Property, plant and equipment, net	1,127,381,307	1,064,879,741	167,935,616
Land use right, net	57,583,427	56,720,522	8,945,044
Intangible assets, net	17,301,257	14,431,575	2,275,915
Total assets	1,972,753,262	2,020,468,714	318,635,660

Liabilities and shareholders’ equity
Trade accounts payable	13,200,118	42,066,807	6,634,097
Accrued expenses and other payables	86,945,695	68,979,978	10,878,407
Income taxes payable	34,475,778	26,237,830	4,137,806
Short-term borrowings	508,700,000	387,200,000	61,062,924
Total current liabilities and total liabilities	643,321,591	524,484,615	82,713,234

Shareholders’ equity

Ordinary share (December 31, 2011 and September 30, 2012: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	73,826,240
Retained earnings – appropriated	99,586,852	99,586,852	15,705,228
Retained earnings – unappropriated	762,010,754	928,570,511	146,439,128
Accumulated other comprehensive loss	(473,718)	(481,047)	(73,895)
Total shareholders’ equity	1,329,431,671	1,495,984,099	235,922,426
Total liabilities and shareholders’ equity	1,972,753,262	2,020,468,714	318,635,660

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CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	September 30, 2011	June 30, 2012	September 30, 2012
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	627,005,034	803,731,107	559,159,766	88,181,638
Cost of goods sold	515,156,967	688,256,998	492,110,107	77,607,650
Gross profit	111,848,067	115,474,109	67,049,659	10,573,988
Operating expenses:
Selling	1,144,684	1,153,473	964,123	152,046
General and administrative	11,907,975	13,333,724	11,692,129	1,843,893
Total operating expenses	13,052,659	14,487,197	12,656,252	1,995,939
Operating income	98,795,408	100,986,912	54,393,407	8,578,049
Other (income) expenses:
Interest income	(287,233)	(373,465)	(232,978)	(36,742)
Interest expense	9,167,384	10,538,792	8,302,047	1,309,265
Others, net	(9,690)	(3,197)	(17,124)	(2,700)
Total other expense, net	8,870,461	10,162,130	8,051,945	1,269,823
Income before income taxes	89,924,947	90,824,782	46,341,462	7,308,226
Income tax expense	22,458,628	22,706,196	11,585,365	1,827,056

Net income	67,466,319	68,118,586	34,756,097	5,481,170

Earnings per share:
Basic and diluted	2.62	2.65	1.35	0.21

Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

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CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the nine-month period ended,
	September 30, 2011	September 30, 2012
	(RMB)	(RMB)	(US$)

Revenues	1,923,186,042	2,084,066,723	328,665,309
Cost of goods sold	1,533,112,476	1,791,665,572	282,552,527
Gross profit	390,073,566	292,401,151	46,112,782
Operating expenses:
Selling	3,534,604	3,280,385	517,329
General and administrative	40,305,435	39,606,386	6,246,079
Total operating expenses	43,840,039	42,886,771	6,763,408
Operating income	346,233,527	249,514,380	39,349,374
Other (income) expenses:
Interest income	(796,126)	(925,843)	(146,009)
Interest expense	25,067,654	28,396,766	4,478,279
Others, net	(1,509)	(36,219)	(5,712)
Total other expense, net	24,270,019	27,434,704	4,326,558
Income before income taxes	321,963,508	222,079,676	35,022,816
Income tax expense	81,118,180	55,519,919	8,755,704
Net income	240,845,328	166,559,757	26,267,112

Earnings per share:
Basic and diluted	9.36	6.47	1.02
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000

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